Via Facsimile and U.S. Mail
Mail Stop 6010

December 17, 2008

Theodore C. Miller
Senior Vice President, Corporate Secretary and
Chief Financial Officer
UTG, Inc.
5250 South Sixth Street
Springfield, IL 62703

>   **Re: UTG, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2007**
>   **Form 10-Q for the quarter ended March 31, 2008**
>   **File No. 000-16867**

Dear Mr. Miller

        We have completed our review of your Form 10-K and Form 10-Q and have no further comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief